Elkhorn ETF Trust
207 Reber Street, Suite 201
Wheaton, IL 60187

May 20, 2015

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Elkhorn S&P 500 Capital Expenditures Portfolio (the “Fund”)

Ladies and Gentlemen:

The undersigned, Elkhorn ETF Trust (the “Registrant”) and ALPS Distributors, Inc., the principal underwriter of the Fund, pursuant to the provisions of Rule 461 of the General Rules and Conditions of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended, hereby respectfully request that the Commission grant acceleration of the effectiveness of Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-1A (Registration No. 333-201473), filed on May 20, 2015, so that the same may become effective at 2:00 p.m., Eastern Time on May 21, 2015, or as soon thereafter as practicable.

Very truly yours,

Elkhorn ETF Trust

By: /s/ Benjamin T. Fulton Benjamin T. Fulton, Chief Executive Officer and President ALPS Distributors, Inc. By: /s/ Steven B. Price Steven B. Price, Chief Compliance Officer